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                                   EXHIBIT 4.1

                       Summary of Certain Exchange Rights


Pursuant to a resolution of the Board of Directors of the Company, holders of the Common Stock may exchange their shares for Common Stock Non-Voting, such exchange to be made on a share-for-share basis.